      As filed with the Securities and Exchange Commission on May 25, 2000

                                                 Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             CYBERIAN OUTPOST, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                 06-1419111
  (State or other jurisdiction of                    (I.R.S. Employer
   incorporation or organization)                  Identification Number)

                              23 North Main Street
                                 KENT, CT 06757
                                 (860) 927-2050
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Robert A. Bowman
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CYBERIAN OUTPOST, INC.
                              23 North Main Street
                                 KENT, CT 06757
                                 (860) 927-2050
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 With a copy to:

                          MICHAEL L. FANTOZZI, ESQUIRE
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practical after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------

                                                                                  PROPOSED MAXIMUM
TITLE OF EACH CLASS OF              AMOUNT TO BE         PROPOSED MAXIMUM        AGGREGATE OFFERING      AMOUNT OF
SECURITIES TO BE REGISTERED        REGISTERED (1)  OFFERING PRICE PER SHARE (2)       PRICE (2)       REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------

Common Stock, $0.01 par value          4,702,900           $4.2969                  $20,207,891         $5,335
----------------------------------------------------------------------------------------------------------------------

(1) Includes an indeterminate number of additional shares of common stock as may from time to time be issued by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416.

(2) The price of $4.2969 per share, which was the average of the high and low prices of the common stock reported by the Nasdaq Stock Market on May 24, 2000, is set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

--------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------


                                   PROSPECTUS

                    SUBJECT TO COMPLETION, DATED MAY 25, 2000



                                4,702,900 SHARES


                             CYBERIAN OUTPOST, INC.


                                  COMMON STOCK

                              --------------------


This prospectus covers the sale by the selling stockholders listed beginning on page 14 of 4,702,900 shares of our common stock.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

Our common stock is listed on the Nasdaq National Market under the symbol "COOL." On May 24, 2000, the closing sale price of our common stock on the Nasdaq National Market was $4.125 per share.

                              --------------------


INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                              --------------------



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              --------------------



                               ____________, 2000

                                TABLE OF CONTENTS



Outpost.com's Business...................................................  1

Risk Factors.............................................................  4

Special Note Regarding Forward-Looking Statements........................ 13

Selling Stockholders..................................................... 14

Plan of Distribution..................................................... 17

Legal Matters............................................................ 18

Experts.................................................................. 18

Where You Can Find More Information...................................... 19

Incorporation of Documents by Reference.................................. 19



                             ----------------------



      YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

      "Cyberian Outpost," "Outpost.com," "TruePrice," "OutpostAuctions.com," "Cyberian Express," "Transparent Personalization" and other trademarks and service marks of Cyberian Outpost, Inc. mentioned in this prospectus are the property of Cyberian Outpost, Inc. All other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

      The terms "Outpost.com," "Cyberian Outpost," "we" and "our" as used in this prospectus refer to Cyberian Outpost, Inc.

                             OUTPOST.COM'S BUSINESS


      We are a leading global Internet-only retailer featuring over 170,000 consumer technology and related products for the home and office. As of February 29, 2000, we had approximately 630,000 customers world-wide, the majority of which have shopped at Outpost.com during the last 24 months. We offer an online "superstore" at www.Outpost.com that provides one-stop shopping for domestic and international customers, 24 hours a day, seven days a week. Our superstore features computer hardware, software and accessories from the computer industry's foremost suppliers, and we are an authorized Internet reseller for leading manufacturers, including IBM, Apple, Compaq, Sony, Hewlett Packard, Acer and Toshiba. We also sell software for leading publishers including Microsoft, Symantec, Adobe, Apple Software and Intuit. Additionally, we offer a full range of consumer electronics in the Tweeter.Outpost.com store, unique and innovative consumer products in the Brookstone.Outpost.com store and a wide selection of photographic equipment and services offered via our unique partnership with Wolf Camera. Our online store features;

      o     an easy to navigate, intuitive interface;

      o     outstanding twenty-four hour customer service seven days per week;

      o     free overnight delivery;

      o     extensive product information;

      o     powerful search capabilities;

      o     competitive pricing; and

      o a flexible returns policy including pick-up from any location in the U.S.

      Since December 1998, our store has consistently received the top rating of
4.5 stars (out of 5) from Bizrate.com. Outpost.com has become one of the most widely known and used e-commerce sites. We have the #1 ranking in the Computing category of the Forrester PowerRankings, by Forrester Research. We were also named Best of the Web by Fortune Magazine, Favorite Destination by PC Magazine, and #1 Rated in Category by Fortune Magazine.

      We have expanded our business beyond the online "superstore" targeted to retail consumers to include our newly developed "Your Office at Outpost.com" specifically to address the needs of small and medium size businesses. The B2b sector of online retailing has distinct needs that diverge from the traditional consumer in both the quantity and pricing of the selections that businesses need to purchase. We have a dedicated team of sales and customer service professionals to assist corporate buyers in making their selections, creating accounts and managing payment and leasing terms. Additionally, our newly formed eBusiness Services unit, allows us to further diversify our revenue stream and create a new source of customers and products for our businesses.

      Our business has grown rapidly since we started in 1995. Net sales increased from $1.9 million for our fiscal year ended February 29, 1996 to $189 million for our fiscal year ended February 29, 2000. In addition, of the approximately 630,000 individual customers in over 150 countries who have purchased from us since we started, nearly 338,000 have become customers since March 1, 1999.

      We understand the key business challenges of the Internet retailing industry and we use this unique environment to address those challenges. Our online superstore was created to provide retail consumers, and now small and medium size businesses, with a convenient, compelling and enjoyable shopping experience in a Web-based retail environment. Key attributes of our business include:

      o Efficient economics of our "virtual" store. As an Internet-only merchant, we enjoy structural economic advantages that we believe will ultimately allow us to achieve greater operating margins relative to traditional computer retailers. These advantages include: low-cost unlimited "shelf space"; lower personnel requirements; scaleable technology; and our ability to serve a global customer base from a single, domestic location.

      o Broad array of product offerings. Our unlimited, low-cost "shelf space", allows us to offer more than 170,000 products.

      o The ability to reach a global customer base. The global reach of the Internet allows us to deliver a broad selection of products to customers in international, rural or other locations that cannot support large scale physical stores or to which catalogs cannot be easily or cost effectively distributed.

      o The availability of value-added online content. To assist our customers, valuable information, including extensive product descriptions, is available on our Web site and through our free e-mail newsletter.

      o Convenient 24-hour shopping. Our online superstore which is available 24 hours a day, seven days a week, may be reached from the customer's home or office and features sophisticated browsing and search technology.

      Our goal is to become an e-commerce market leader for the Internet retail sale of a broad array of consumer technology products for individual consumers and small and medium size businesses, and to provide e-commerce solutions for a large cross section of businesses that have the need to implement an e-commerce strategy. Outpost.com has recently expanded its business model beyond Business to Consumer (B2C) to target small and medium size businesses (B2b) and eBusiness Services (eBS). We intend to build upon our current strengths by (a) expanding our efforts in online and off-line brand development, (b) expanding our product offerings with new, but related product categories, (c) developing a customized, personalized and transparent one-to-one marketing approach, and (d) diversifying into additional areas of Internet commerce. We believe that these steps support our strategy, which is to build an internationally known Internet brand and provide a unique and satisfying shopping experience for our domestic and international customers.

      Through eBusiness Services, Ouptost.com has been developing relationships with some of the country's premier retailers as well as building alliances with established Internet brands. We began our "Clicks & Mortar" partnership strategy in 1999 by combining forces with Tweeter Home Entertainment Group, Inc. in a joint venture company to sell consumer electronics on the Internet. This type of relationship allows us to develop and provide either end to end co-branded or private label sites. These partnerships include:

      Tweeter.Outpost.com: This site combines the strengths of two companies dedicated to providing unparalleled customer service and offers elite brands of consumer electronics products to customers that shop on the Web. Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) operates 84 top quality merchandise stores throughout the United States.

      Innovations By Brookstone: Brookstone, Inc. (Nasdaq: BKST), with over 200 stores nationwide, is known for creating and marketing innovative products that appeal to the strong demographic customer base we attract. Brookstone is an eBS client for whom we are preparing a complete eCommerce solution (www.brookstone.com).

      Cameras by Wolf Camera: Wolf Camera appears on the Outpost.com site providing a vast selection of digital and traditional cameras as well as other photographic equipment and accessories that can be found in their over 1,000 retail stores around the country.

      We are also focusing our efforts on developing lasting e-commerce extensions on-line with established Internet companies. These extensions give us access to a broad audience. Our on-line relationships include Sandbox.com and Computer.com where Outpost.com delivers shopping content for these popular Websites. Finally, through eBusiness Services, we are always working to develop additional stores within our site to provide exciting new products for our customers.

     Our marketing strategy is to promote and increase our brand awareness, cost effectively acquire new customers, build customer loyalty, promote repeat purchases and increase our market share. We are implementing this strategy through the following channels:

     Online and Traditional Advertising. We have implemented a broad-based, multi-media advertising campaign that includes both online and traditional advertising, designed to drive high-value traffic to our Web site. Our current online advertising focuses on a variety of Web sites that have a proven ability to drive buyers to our site. We optimize the performance of our online efforts through the use of dynamic tools.

     Customer Relationship Marketing. Jupiter Communications, a market research firm, projects that by 2002 consumer e-mail volume will rise by 58% to 576 million messages per day, up from 335 million per day in 1999. In order to expand our customer retention and acquisition efforts, we have developed a concentrated customer relationship marketing campaign. At Outpost.com, we believe that e-mail direct marketing offers significant advantages over traditional "snail" mail marketing including: ease of personalization; lower cost; and more rapid delivery and response. We developed and implemented technology-based systems that customize the content of targeted e-mails based on order history, platform of choice and other buying criteria. In addition, we are creating plans for increased loyalty programs beyond our current efforts to maximize the lifetime value of our customers.

     Outpost Affiliate Network Program. The Outpost affiliate program is an established network of Web sites that post links to Outpost.com and receive a commission on sales they generate on a direct click through to Outpost.com. We partner with LinkShare Corporation, a leading provider of affiliate program management. We believe this partnership has helped make the Outpost Affiliate Network one of the leading programs in the industry today. The affiliate network program was launched in December 1997 and since that time has experienced substantial growth. By the close of fiscal 2000, our network membership had grown to more than 85,000.

     Strategic Online Advertising Relationships. We continue to forge strategic relationships with selected Internet sites including CNET, MSN Shopper and DEJA.com to increase market share and attract new customers. We are also a founding member of ShopperConnection (www.shopperconnection.com), a network connecting some of the Internet's leading online specialty retailers and services.

     Market Intelligence and Research. We have created a group to study the productivity and behavior of our customer base in order to determine the effectiveness of our marketing efforts. The market intelligence program works with both our internal data, mining session behavior and retention programs as well as with syndicated third party data provided by research firms such as Forrester, Biz Rate.com and NetRatings. We have commissioned proprietary studies to gain better understanding of our customers and use data produced from these studies to help determine the likelihood that our customers will return to us to purchase again and again and to determine what other product selections might appeal to our established customers.

     We were incorporated in Connecticut in 1995 and reincorporated in Delaware in 1998. Our principal executive offices are located at 23 North Main Street, Kent, Connecticut 06757. Our telephone number is (860) 927-2050. Our Web site is located at http://www.Outpost.com. We do not intend the information found on our Web site to be a part of this prospectus.

                                  RISK FACTORS


     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock could decline, and you could lose all or part of your investment. See "Special Note Regarding Forward-Looking Statements."

RISKS RELATING TO OUR BUSINESS

WE HAVE A RELATIVELY SHORT OPERATING HISTORY SO THERE IS A LIMITED AMOUNT OF INFORMATION THAT YOU CAN USE TO EVALUATE OUR BUSINESS AND PROSPECTS FOR SUCCESS.

     We were founded in March 1995 and began selling computer products in May 1995. Accordingly, we have a limited operating history on which you can evaluate our business and prospects for success. Since our inception, we have devoted our efforts primarily to sales and marketing, financial planning, recruiting management and technical staff, acquiring operating assets and raising capital. You must consider the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets, such as the market for online commerce. Some of these risks and uncertainties relate to our ability to:

     o anticipate and adapt to changes in the rapidly evolving online commerce market;

     o    retain current customers and attract new customers;

     o implement and successfully execute our business strategy and sales and marketing initiatives;

     o    attract, retain and motivate qualified personnel;

     o    respond effectively to competitive and technological developments;

     o continue to develop and upgrade our technology and transaction-processing systems; and

     o    effectively manage our anticipated growth.

If we are not successful in addressing these risks, our business, prospects, financial condition and results of operations could be materially harmed.

WE HAD AN ACCUMULATED DEFICIT OF $70 MILLION AS OF FEBRUARY 29, 2000 AND EXPECT TO CONTINUE TO INCUR SUBSTANTIAL OPERATING LOSSES AND NEGATIVE CASH FLOW FOR THE FORESEEABLE FUTURE AND MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

     We have had substantial operating losses and negative cash flow since our inception and may never achieve or maintain profitability. We have an accumulated deficit of $70 million as of February 29, 2000. We expect to continue to incur significant expenses as we continue to invest heavily in customer acquisition, retention and loyalty efforts, marketing and promotion, Web site development and technology and operating infrastructure development. As a result, we believe that we will continue to incur substantial operating losses for the foreseeable future. Though we have been steadily increasing our product gross margins, achieving profitability depends upon our ability to generate and sustain increased revenue levels, acquire our customers more economically and increase the life-time value of our customers. We believe that our success will depend in large part on our ability to (i) extend our brand position, (ii) provide our customers with outstanding value and a superior shopping experience,
(iii) achieve sufficient sales volume to realize economies of scale, (iv) diversify our revenue stream by providing business to business services and products, and (v) expand our product offering and further diversify our income stream by adding eBS partners to whom we provide valuable e-Commerce solutions and services. During the early stages of our development, we experienced a significant revenue growth rate. As we mature, however, we expect our growth rate to plateau. We cannot assure you that we will continue to increase revenues or that we will ever achieve or maintain profitability or generate cash from operations.

OUR OPERATING RESULTS MAY FLUCTUATE SUBSTANTIALLY WHICH MAY ADVERSELY AFFECT OUR STOCK PRICE.

     Our results of operations have fluctuated in the past and we expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control. Factors that may adversely affect our operating results include:

     o our ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction;

     o our ability to manage our fulfillment activities and maintain gross margins;

     o the announcement or introduction of new Web sites, services and products by us or our vendors, strategic partners and competitors;

     o    the success of our strategic alliances;

     o    price competition or higher wholesale prices in the industry;

     o our mix of product sales; o seasonality of sales typically experienced by retailers;

     o the level of use of the Internet and online services and consumer acceptance of the Internet and other online services for the purchase of consumer products such as those offered by us;

     o our ability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;

     o    the level of traffic to our Web site;

     o    technical difficulties, system downtime or Internet brownouts;

     o the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

     o    the level of merchandise returns we experience;

     o    governmental regulation and taxation; and

     o general economic conditions and economic conditions specific to the Internet, online commerce and the industry.

If the results of our operations, the businesses of our partners, or our other business results do not meet analysts' predictions or the market's expectations, then our stock price may decline. As a result, you could lose part or all of your investment.

OUR FINANCIAL RESULTS MAY FLUCTUATE SEASONALLY WHICH MAY NEGATIVELY IMPACT OUR FINANCIAL RESULTS AND OUR STOCK PRICE.

     We expect to experience seasonality in our revenues and sales and gross margins as a result of seasonal fluctuations in Internet usage and traditional retail seasonality patterns. Sales in the traditional retail computer, consumer technology and photography industries are typically higher in the fourth calendar quarter of each year than in the preceding three quarters. To date, our limited operating history and rapid growth make it difficult to ascertain the effects of seasonality on our business. If we do not accurately predict our sales and revenues, we may not appropriately adjust our spending which could have a negative impact on our financial results and stock price. In addition, if our business results do not meet analysts' predictions or the market's expectations, then our stock price may decline. As a result, you could lose part or all of your investment.

WE ANTICIPATE THAT WE MAY NEED TO RAISE ADDITIONAL FUNDING WHICH MAY NOT BE AVAILABLE ON TERMS ACCEPTABLE TO US, IF AT ALL.

     To date, our operations have consumed substantial amounts of capital. We expect our capital and operating expenditures to increase over the next several years as our sales volume increases and we expand our business through investments in marketing and promotion, Web site development and technology and operating infrastructure development. We may have to raise additional capital to support our business operations, including obligations to strategic partners and third-party manufacturers. In the event that such additional financing is necessary, we may seek to raise such funds through public or private equity or debt financing or other means. We may not be able to raise additional financing when we need it, or we may not be able to raise financing on terms acceptable us. In the event that adequate funds are not available, our business, prospects, financial condition and results of operations may be materially adversely affected.

IF WE ARE UNABLE TO SUCCESSFULLY COMPETE IN THE RETAIL TECHNOLOGY PRODUCTS INDUSTRY, OUR BUSINESS COULD BE MATERIALLY ADVERSELY EFFECTED.

     The retail technology products industry as a whole is intensely competitive. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than we do. Our current or potential competitors include:

     o    traditional electronics retailers such as CompUSA and Circuit City;

     o    mail-order retailers such as CDW, Micro Warehouse, and PC Connection;

     o Internet-only retailers including Amazon.com, Buy.com and Crutchfield.com;

     o manufacturers that sell directly over the Internet or by telephone such as Dell and Gateway and many software companies;

     o a number of online service providers including America Online and the Microsoft Network that offer products directly or in partnership with other retailers; and

     o electronics manufacturers that may develop direct channels to the consumer market.

WE MAY BE UNABLE TO EFFECTIVELY MARKET OUR SERVICES AND ATTRACT NEW CUSTOMERS TO OUR STORE IN A REASONABLY COST EFFECTIVE MANNER. OUR EBS CUSTOMERS MAY CHOOSE NOT TO RENEW OR EXTEND THE TERM OF THEIR RELATIONSHIPS WITH US.

     The online commerce market is new, rapidly evolving and intensely competitive. Current and new competitors can launch new sites quickly and inexpensively. In addition, online retailers may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of our online competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than we do. Moreover, companies that control access to Internet commerce transactions through network access or Web browsers currently promote, and will likely continue to promote, our competitors. New technologies and the expansion of existing technologies may increase competition.

     Increased competition may negatively impact our operating margins, market share and brand franchise, any of which would have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, we may respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to us than we would otherwise establish or obtain, and thus could have a material adverse effect on our business, prospects, financial condition and results of operations.

IF WE DO NOT ADAPT TO RAPID TECHNOLOGICAL CHANGE, WE WILL NOT BE COMPETITIVE IN THE MARKETPLACE.

     To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our Web site. The online commerce industry in which we operate, is characterized by:

     o    rapid technological change;

     o    changes in user and customer requirements and preferences;

     o frequent new product and service introductions embodying new technologies; and

     o the emergence of new industry standards and practices that could render our existing Web site and proprietary technology and systems obsolete.

Our success depends, in part, on our ability to license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of Web site and other proprietary technology entails significant technical and business risks. We may not successfully adapt to new technologies or effectively adapt our Web site, proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, our business, prospects, financial condition and results of operations would be materially adversely affected.

WE DEPEND ON DIGITAL ISLAND, INC. TO MANAGE OUR COMMUNICATIONS HARDWARE, AND A DELAY OR INTERRUPTION IN DIGITAL ISLAND'S SERVICE COULD RESULT IN OUR INABILITY TO RECEIVE CUSTOMER ORDERS OR PROVIDE HIGH-QUALITY CUSTOMER SERVICE.

     Our ability to successfully receive and fulfill customer orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Substantially all of our computer and communications hardware required for Web access is managed by Digital Island Inc., a third-party provider located in Staten Island, NY. We are dependent on the services of this provider, and its systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Our disaster recovery plan may not be adequate to protect us against loss and we do not carry sufficient business interruption insurance to compensate us for losses that may occur. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruption, delays, loss of data or the inability to accept and fulfill customer orders. The occurrence of any of the foregoing events could have a material adverse effect on our business, prospects, financial condition and results of operation.

WE DEPEND ON AIRBORNE LOGISTICS SERVICES FOR TIMELY AND ACCURATE ORDER FULFILLMENT, AND A DELAY OR INTERRUPTION IN AIRBORNE'S SERVICE COULD RESULT IN OUR INABILITY TO PROCESS CUSTOMER ORDERS OR PROVIDE HIGH-QUALITY CUSTOMER SERVICES.

         We house our inventory in a leased warehouse located in Wilmington, Ohio. In addition to warehousing services, Airborne Logistics Services Inc. also provides our order fulfillment services. We are dependent on Airborne Logistics Services for timely, accurate order fulfillment. Although Airborne operates a secure facility, its systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We do not presently have redundant systems. Our disaster recovery plan may not be adequate to protect us against loss and we do not carry sufficient business interruption insurance to compensate us for losses that may occur. The occurrence of any of the foregoing events could have a material adverse effect on our business, prospects, financial condition and results of operations.

WE RELY ON CERTAIN VENDORS, THE LOSS OF WHICH COULD LIMIT OUR ABILITY TO SOURCE SUFFICIENT QUANTITIES OF MERCHANDISE WHICH WOULD ADVERSELY AFFECT OUR REVENUES.

     While we purchase our merchandise from many different vendors, during fiscal 2000 a majority of our products were purchased through two vendors, Tech Data and Ingram Micro. If we fail to develop and maintain relationships with these and other vendors, we may not be able to source sufficient quantities of merchandise on acceptable commercial terms which would have a material adverse effect on our revenues and results of operations.

IF WE FAIL TO CONTINUALLY DEVELOP AND UPGRADE OUR SYSTEMS, WE MAY EXPERIENCE DECREASED PERFORMANCE ON OUR WEB SITE WHICH WOULD ADVERSELY AFFECT OUR REPUTATION AND BUSINESS.

     A key element of our strategy is to generate a high volume of traffic on our Web site. Accordingly, the satisfactory performance, reliability and availability of our Web site, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. Our revenues depend on the number of visitors who shop on our Web site, the size of their orders and the volume of orders we fulfill. We use a variety of internally and externally developed software for our Web site, search engine, customer and product databases, and transaction processing and order management systems. If we do not continue to develop and upgrade our existing technology or network infrastructure to accommodate increased traffic on our Web site or increased sales volume through our transaction processing and order management systems, we may experience:

     o    unanticipated system disruptions;

     o    degradation in levels of customer service;

     o    impaired quality and speed of order fulfillment; and

     o    delays in reporting accurate financial information.

     Any system interruptions that result in the unavailability of our Web site or reduced order fulfillment performance would reduce the volume of products sold and the attractiveness of our product and service offerings. While we continually review and seek to upgrade and expand our transaction processing and order management systems in a timely and effective manner, we could experience future systems overloads or failures. In addition, we can not assure you that we will be able to smoothly integrate any newly developed or purchased modules with our existing systems or prevent unauthorized access to our data. Any inability to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR GROWTH, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     We have rapidly and significantly expanded our operations in recent years. We expect to continue to experience significant growth in our customer base and market opportunities. Our growth has placed, and is expected to continue to place, a significant strain on our management and our operating systems. Our success will partly depend on the ability of our officers and key employees to continue to:

     o implement and improve our operational, management information and financial control systems;

     o    expand, train and manage our work force;

     o improve existing transaction processing, operational and financial systems, procedures and controls; and

     o maintain and expand our relationships with various distributors, other Web site operators and Web service providers, and other third parties necessary to our business.

     We can not assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. If we are unable to manage our growth effectively, our business, prospects, financial condition and results of operations will be materially adversely affected.

WE MAY CHOOSE TO EXPAND OUR OPERATIONS BY ENTERING NEW BUSINESS AREAS, BUT WE MAY NOT BE SUCCESSFUL.

     We may choose to expand our operations by developing new Web sites, promoting new or complementary products or sales formats, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. In addition, we may pursue the acquisition of new or complementary businesses, or technologies. Any new business or Web site that we launch may not be favorably received by consumers and could damage our reputation or the Outpost.com brand. Additionally, if we expand our operations in this manner, we would require significant additional expenses and resources which could strain our management, financial and operational resources. The lack of market acceptance of such efforts could have a material adverse effect on our business.

IF WE FAIL TO RETAIN KEY PERSONNEL, OR HIRE, TRAIN AND RETAIN QUALIFIED EMPLOYEES, WE MAY NOT BE ABLE TO MANAGE OUR BUSINESS EFFECTIVELY.

     Our performance is substantially dependent on the continued services and performance of our senior management, particularly Robert A. Bowman, President and Chief Executive Officer. We maintain key person life insurance on the life of Mr. Bowman in the amount of $1,000,000. We have also entered into employment agreements with Mr. Bowman, as well as our Executive Vice President for Business Development and Chief Financial Officer. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business.

     Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. From March 1995 to February 29, 2000 we expanded from two full-time employees to 234 full-time and 5 part-time employees. Our new employees include a number of key managerial, technical and operations personnel and we expect to add additional key personnel in the future. Competition for such personnel is intense, and we may not be able to successfully attract, integrate or retain sufficiently qualified personnel. The failure to attract and retain the necessary technical, managerial, editorial, merchandising, marketing and customer service personnel could have a material adverse effect on our business.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     We regard our service marks, trademarks, trade secrets and similar intellectual property as instrumental to our success, and we rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, strategic partners and others to protect our proprietary rights. We have registered our trademarks and service marks in the United States and internationally, and have applied for the registration of certain of our other trademarks and service marks. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are available online.

     We are not aware of any material infringements of our trademarks and proprietary rights. However, our proprietary rights may not be adequate or third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. If we are unable to protect our intellectual property, our business may be adversely affected.

WE MAY INADVERTENTLY INFRINGE UPON OTHER'S INTELLECTUAL PROPERTY RIGHTS EXPOSING US TO LITIGATION THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     We believe that our success to date and our future success will depend in part upon our ability to provide information about the consumer technology products that we sell. We may face potential liability for copyright, trademark or patent infringement, defamation or other claims based on the nature and content of materials that we publish or distribute. Defending such claims, or liability arising out of such claims, could have a material adverse effect on our business. Moreover, because of the interconnectivity currently provided on our Web site, we could be exposed to liability with respect to content that we do not control. The insurance we carry may not be sufficient to offset the risks arising from these types of liabilities, and any liability in excess of such coverage could have a material adverse effect on our business.

LICENSEES OF OUR INTELLECTUAL PROPERTY MAY TAKE ACTIONS OR FAIL TO TAKE ACTIONS THAT COULD DIMINISH THE VALUE OF OUR INTELLECTUAL PROPERTY RIGHTS OR REPUTATION.

     We have licensed in the past, and expect to license in the future, certain proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that the quality of our brand is maintained by such licensees, it is possible that such licensees will not take or will omit to take actions that might materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business.

RISKS RELATING TO THE ONLINE COMMERCE INDUSTRY

WE DEPEND ON THE CONTINUED GROWTH OF ONLINE COMMERCE FOR OUR OWN GROWTH AND SUCCESS.

     Substantially all of our business is generated from our Web site. Therefore, our future revenues and any future profits depend on the willingness of consumers to accept the Internet as an effective medium of commerce. We are especially dependent upon the long-term acceptance of online commerce. Rapid growth in the use of and interest in online services is a recent phenomenon, and we can not assure you a sufficiently broad base of consumers will adopt and continue to use the Internet and other online services as a medium of commerce. We rely on consumers who have historically used traditional means of commerce to purchase merchandise. For us to be successful, these consumers must accept and utilize novel ways of conducting business and obtaining information.

EFFORTS TO REGULATE OR ELIMINATE THE USE OF MECHANISMS WHICH AUTOMATICALLY COLLECT INFORMATION ON USERS OF OUR WEB SITE MAY INTERFERE WITH OUR ABILITY TO TARGET OUR MARKETING EFFORTS AND TAILOR OUR WEB SITE OFFERINGS TO THE TASTES OF OUR USERS.

     Web sites typically place a tracking program on a user's hard drive. These programs automatically collect data on anyone visiting a Web site. Web site operators use these mechanisms for a variety of purposes, including the collection of data derived from users' Internet activity. Most currently available Web browsers allow users to elect to remove these mechanisms at any time or to prevent this information from being stored on their hard drive. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of these tracking mechanisms. Any reduction or limitation in the use of this software could limit the effectiveness of our sales and marketing efforts.


WE COULD FACE ADDITIONAL BURDENS ASSOCIATED WITH GOVERNMENT REGULATION OF AND LEGAL UNCERTAINTIES SURROUNDING THE INTERNET.

     Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could increase our cost of doing business or otherwise have a material and adverse effect on our business, results of operations and financial condition. Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The law governing the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws governing intellectual property, copyright, privacy, obscenity, libel and taxation apply to the Internet. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad.


IF CONSUMERS DO NOT PURCHASE GOODS ONLINE DUE TO CONCERNS ABOUT ONLINE SECURITY RISKS, INCLUDING CREDIT CARD FRAUD, OUR REVENUES WILL BE ADVERSELY AFFECTED.

     The need to securely transmit confidential information (such as credit card and other personal information) over the Internet has been a significant barrier to online commerce and communications over the Web. Any well-publicized compromise of security could deter more people from using the Web or from using it to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Furthermore, decreased traffic and online sales as a result of general security concerns could cause consumers to reduce their amount of online spending. To the extent that our activities or the activities of third-party contractors involve the storage and transmission of information, such as credit card numbers, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. To date, our losses due to credit card fraud have not been material. However, we can not assure you that we will not suffer significant losses as a result of fraudulent use of credit card information in the future, which could have a material adverse effect on our business. We may need to spend a great deal of money and use other resources to protect against the threat of security breaches or to alleviate problems caused by security breaches.

WE ARE VULNERABLE TO NEW TAX OBLIGATIONS THAT COULD BE IMPOSED ON ONLINE COMMERCE TRANSACTIONS.

     We do not currently collect sales or other similar taxes in respect of shipments of goods into states other than Connecticut and Ohio. The United States Congress has passed legislation limiting for three years the ability of the states to impose taxes on Internet-based transactions. Failure to renew this legislation could result in the imposition by various states of taxes on online commerce. Nevertheless, various states or foreign countries may seek to impose sales tax obligations on us and other online commerce companies. A number of proposals have been made at the state and local levels that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of online commerce and cause purchasing through our Web site to be less attractive to customers as compared to traditional retail purchasing. A successful assertion by one or more states or any foreign country that we should have collected or be collecting sales or other taxes on the sale of merchandise could have a material adverse effect on our revenues and results of operations.

RISKS RELATING TO THIS OFFERING

WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE A TAKEOVER OF THE COMPANY THAT MAY ALSO BE ADVERSE TO SHAREHOLDERS.

     Our certificate of incorporation authorizes our Board of Directors to issue, without stockholder approval, 10,000,000 shares of preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock. The issuance of Preferred Stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of preferred stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of our common stock or limit the price that investors might be willing to pay in the future for shares of common stock. Our certificate of incorporation also provides that:

     o the affirmative vote of the holders of at least 70% of the voting power of all of the then outstanding shares of our capital stock, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of our bylaws;

     o stockholders may not take any action by written consent without a meeting;

     o the board of directors will be classified into three classes with staggered terms of three years each; and

     o members of the board of directors may be removed only for cause and after reasonable notice and an opportunity to be heard before the body proposing to remove such director.

These provisions of the certificate of incorporation could have the effect of delaying, deterring or preventing a change in control of our company. Delaware law also contains provisions that may have the effect of delaying, deterring or preventing a non-negotiated merger or other business combination involving us. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of Outpost.com that is not approved by the board of directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so.

WE EXPECT THE MARKET PRICE OF OUR COMMON STOCK TO BE VOLATILE AND THE MARKET PRICE COULD FALL BELOW THE PRICE YOU PAID FOR YOUR SHARES. AS A RESULT, YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

     The trading price of our common stock has been highly volatile and subject to wide fluctuations in response to many factors, many of which are beyond our control, such as:

     o    actual or anticipated variations in quarterly operating results;

     o    announcements of technological innovations;

     o new sales formats or new products or services by us or our competitors;

     o    changes in financial estimates and forecasts by securities analysts;

     o    conditions or trends in the Internet and online commerce industries;

     o changes in the market valuations of other Internet online service or retail companies;

     o    announcements that we will make significant acquisitions;

     o    strategic partnerships;

     o    joint ventures or capital commitments;

     o    additions or departures of key personnel; and o sales of common stock.

In addition, the stock market in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks have been at or near historical highs and reflect price to earnings ratios substantially above historical levels. We cannot assure you that these trading prices, patterns and price earnings ratios will be sustained. These broad market and industry factors may materially and adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against the company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     We have not paid cash dividends on our common stock to date and we do not anticipate paying cash dividends on the common stock in the foreseeable future.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and within the meaning of Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, but are not limited to, statements regarding:

     o    the structural benefits of electronic commerce;

     o the expected benefits of our systems in development that will customize our shopping experience;

     o    our intention to pursue more branding and advertising campaigns;

     o    our diversification into additional areas of Internet commerce;

     o our expectation that we will continue to incur substantial operating losses for the foreseeable future;

     o our expectation that we will experience significant fluctuations in future operating results and that our financial results will fluctuate seasonally; and

     o our expectation that our capital and operating expenditures will increase over the next several years.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Before deciding to purchase our common stock you should carefully consider the risks described in the "Risk Factors" section in addition to the other information set forth in this prospectus and the documents incorporated by reference herein.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statement to actual results.

                              SELLING STOCKHOLDERS

     The common stock was originally issued by us and sold by C.E. Unterberg, Towbin, as the initial purchaser, in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers or other institutional accredited investors. Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the common stock.

     The selling stockholders have represented to us that they purchased the common stock for their own account for investment only and not with a view toward selling or distributing the shares, except through sales registered under the Securities Act or exemptions. We agreed with the selling stockholders to file this registration statement to register the resale of the common stock. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until March 10, 2002.

     The following table shows information, as of May 1, 2000, with respect to the selling stockholders and the principal amounts of our common stock they beneficially own and the number of shares that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders.

     The selling stockholders may offer all, some or none of the common stock. Thus, we cannot estimate the amount of the common stock that will be held by the selling stockholders upon termination of any sales. None of the selling stockholders has had any material relationship with us or our affiliates within the past three years, except that C.E. Unterberg, Towbin acted as the initial purchaser of the common stock.

                                                                                              SHARES OWNED AFTER
                                         SHARES OWNED PRIOR TO       MAXIMUM NUMBER OF         COMPLETION OF THE
                                               OFFERING                SHARES OFFERED            OFFERING (2)
                                         -----------------------     -----------------       ----------------------
     NAME OF SELLING STOCKHOLDER          NUMBER     PERCENT (1)                             NUMBER     PERCENT (1)
     ---------------------------          ------     -----------                             ------     -----------
Ardent Research Partners, Ltd.            65,000          *                65,000               0            -
Ardent Research Partners, L.P.            60,000          *                60,000               0            -
Elliot Broidy, IRA                       100,000          *               100,000               0            -
Camelot Capital, LP                      318,500         1.1%             318,500               0            -
Camelot Offshore Fund Ltd.               167,300          *               167,300               0            -
Camelot Capital II, LP                    14,200          *                14,200               0            -
Hathaway Partners Investment L.P.        150,000          *                60,000            90,000          *
Duck Partners                            125,000          *               125,000               0            -
Kensington Partners L.P.                 155,000          *               155,000               0            -
Kensington Partners II L.P.               9,000           *                9,000                0            -
Bald Eagle Fund, Ltd.                     36,000          *                36,000               0            -
Essex Performance Fund, LP               100,000          *               100,000               0            -
PAW Partners LP                          280,000         1.0%             280,000               0            -
PAW Partners Offshore Fund Ltd.          280,000         1.0%             280,000               0            -
FNY Securities Associates L.P.            70,000          *                70,000               0            -
Alfred University                         14,100          *                12,000             2,100          *
Core Technology Fund                      47,100          *                36,700            10,400          *
Walt Disney Company Retirement Plan      114,900          *                88,100            26,800          *

                                                                                              SHARES OWNED AFTER
                                         SHARES OWNED PRIOR TO       MAXIMUM NUMBER OF         COMPLETION OF THE
                                               OFFERING                SHARES OFFERED            OFFERING (2)
                                         -----------------------     -----------------       ----------------------
     NAME OF SELLING STOCKHOLDER          NUMBER     PERCENT (1)                             NUMBER     PERCENT (1)
     ---------------------------          ------     -----------                             ------     -----------
Executive Technology LP                   19,200          *                15,500             3,700          *
Foundation Partners Fund GP               9,500           *                7,300              2,200          *
Matrix Technology Group NV                10,700          *                8,300              2,400          *
Rochester Institute of Technology         45,200          *                35,500             9,700          *
Sci-Tech Investment Partners L.P.         35,300          *                27,300             8,000          *
SG Partners LP                            74,800          *                59,700            15,100          *
Tampsco II Partnership                    4,100           *                3,200               900           *
Yale University                           90,000          *                76,000            14,000          *
Yale University Retirement Plan for
Staff Employees                           15,000          *                11,600             3,400          *
Special Situations Private Equity
Fund, L.P.                               190,597          *               190,597               0            -
Special Situations Fund III, L.P.        190,597          *               190,597               0            -
Special Situations Cayman Fund, L.P.      63,532          *                63,532               0            -
Straus Partners, LP                      105,000          *               105,000               0            -
Straus-Spelman Partners, LP               15,000          *                15,000               0            -
Straus-GEPT                               30,000          *                30,000               0            -
Trellus Offshore Fund Limited             25,000          *                25,000               0            -
Trellus Partners, LP                     100,000          *               100,000               0            -
Maple Row Partners, LP                   250,000          *               250,000               0            -
Maple Row Partners (Bermuda)             131,200          *               131,200               0            -
Catalyst Partners                        300,000         1.1%             300,000               0            -
Edmund H. Shea, Jr.                      250,000          *               250,000               0            -
Valor Fund Ltd.                          100,000          *               100,000               0            -
Russell Saracheck                         35,000          *                35,000               0            -
Wellport Corp. NV                         15,000          *                15,000               0            -
Morton Collins                            50,000          *                50,000               0            -
C.E. Unterberg, Towbin Capital
Partners                                 450,000         1.6%             250,000            200,000         *
UT Technology Partners, LDC              157,000          *               100,000            57,000          *
UT Capital Partners International,
LDC                                       38,000          *                25,000            13,000          *
Thomas I. Unterberg                       85,000          *                50,000            35,000          *
Elli Unterberg Celli                      25,000          *                25,000               0            -
Emily Unterberg Satloff                   25,000          *                25,000               0            -
Andrew Arno & Janis Koopersmith Arno      55,000          *                50,000             5,000          *
JT WROS

                                                                                              SHARES OWNED AFTER
                                         SHARES OWNED PRIOR TO       MAXIMUM NUMBER OF         COMPLETION OF THE
                                               OFFERING                SHARES OFFERED            OFFERING (2)
                                         -----------------------     -----------------       ----------------------
     NAME OF SELLING STOCKHOLDER          NUMBER     PERCENT (1)                             NUMBER     PERCENT (1)
     ---------------------------          ------     -----------                             ------     -----------
Daniel Ries                               2,500           *                2,500                0            -
Daniel Ries Escrow Account                10,000          *                10,000               0            -
Adam S. Frankfort-IRA                     1,875           *                1,875                0            -
Andrew M. Blum                             500            *                 500                 0            -
O. Lee Tawes                              25,000          *                25,000               0            -
Estelle Konvisor                          10,000          *                10,000               0            -
C.E. Unterberg, Towbin 401K Profit
Sharing Plan DTD 10/26/90 FBO Robert
M. Matluck; R. Matluck & T.
Unterberg, TTEES                          10,000          *                10,000               0            -

Jeffrey Moskowitz                         10,000          *                10,000               0            -
A. Robert Towbin                          35,899          *                35,899               0            -

----------

 *   Less than one percent.

(1) Percentage of ownership prior to the offering is based on 28,474,710 shares of common stock outstanding on May 1, 2000.

(2) Number of shares and percentage after completion of the offering assumes that all of the shares held by the selling stockholders and being offered under this prospectus are sold, that the shares are sold to unaffiliated third parties and that the selling stockholders acquire no additional shares of common stock before completion of this offering.

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling stockholders. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

     o transactions on the Nasdaq National Market or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     o    in connection with short sales of the shares;

     o    by pledge to secure debt and other obligations;

     o through the writing of options, whether the options are listed on an options exchange or otherwise;

     o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     o    through a combination of any of the above transactions.

     The selling stockholders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Regulation S of the Securities Act may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

     We entered into a registration rights agreement for the benefit of the selling stockholders to register our common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling stockholders incident to the offering and sale of the common stock.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered in this prospectus will be passed upon for Cyberian Outpost, Inc. by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. of Boston, Massachusetts. Certain attorneys at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. beneficially own an aggregate of 8,500 shares of our common stock.

                                     EXPERTS

     The financial statements of Cyberian Outpost, Inc. as of February 29, 2000 and February 28, 1999, and for each of the years in the three-year period ended February 29, 2000 have been incorporated by reference in this registration statement in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference in this registration statement, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates by wiring to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from the SEC's web site at www.sec.gov.

     Our common stock is quoted on the Nasdaq National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room, or obtain a copy from the SEC upon payment of the fee prescribed by the SEC. You may also view the Registration Statement, including the exhibits and schedules, on the SEC's web site at www.sec.gov.



                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC permits us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1.   Definitive Proxy Statement, filed on June 28, 1999;

     2. Annual Report on Form 10-K for the year ended February 29, 2000, filed on May 18, 2000; and

     3. The description of the common stock contained in our Registration Statement on Form S-1 filed with the SEC on June 2, 1998, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these documents, which will be provided to you at no cost by contacting is in writing at:

                               Investor Relations
                               Cyberian Outpost, Inc.
                               23 North Main Street, P.O. Box 636
                               Kent, Connecticut 06757

or by contacting us via email at investors@outpost.com. or by telephone at
(860) 927-2050.

                             CYBERIAN OUTPOST, INC.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the Company's estimates (other than the SEC registration fee) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.

            ITEM                                                   AMOUNT
            ----                                                   ------
            SEC registration fee............................      $ 5,335
            Legal fees and expenses.........................       25,000
            Accounting fees and expenses....................        4,500
            Printing fees...................................        2,500
            Miscellaneous fees and expenses.................        2,665
                                                                  -------
              Total.........................................      $40,000
                                                                  =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that the Company shall indemnify to the fullest extent authorized by the Delaware General Corporation Law ("DGCL"), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Certificate of Incorporation provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Certificate of Incorporation and the Company's Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

     Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Pursuant to Section 102(b)(7) of the DGCL, Article Tenth of the Certificate of Incorporation eliminates the liability of a director to the Company or its stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the Company or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

     The Company has obtained insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

ITEM 16. EXHIBITS.

Exhibit
Number           Description
------           -----------

 *4.1    Restated Certificate of Incorporation of the Registrant.

**4.2    Restated By-laws of the Registrant.

 +4.3    Form of Common Stock Certificate.

  4.4 Form of Subscription Agreement dated as of March 10, 2000 among the Registrant and the investors named therein.

  4.5 Registration Rights Agreement dated as of March 10, 2000 among the Registrant and the investors named therein.

  5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality.

  23.1   Consent of KPMG LLP.

  23.2 Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).

  24.1   Power of Attorney (included on signature page).

-------------

* Previously filed with the SEC as exhibit 4.2 to, and incorporated herein by reference from, our Registration Statement filed on Form S-8, File No. 333-64403.

** Previously filed with the SEC as exhibit 3.1 to, and incorporated herein by reference from, our Quarterly report on Form 10-Q for the quarter ended November 30, 1999.

+ Previously filed with the SEC as exhibit 4.1 to, and incorporated herein by reference from, our Registration Statement filed on Form S-1, File No. 333-55819.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kent, State of Connecticut on May 24, 2000.

                                   CYBERIAN OUTPOST, INC.

                                   By: /s/ Robert A. Bowman
                                       -------------------------------------
                                       Robert A. Bowman
                                       President and Chief Executive Officer



                                POWER OF ATTORNEY

     The registrant and each person whose signature appears below constitutes and appoints Robert A. Bowman and Katherine N. Vick and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                        Title(s)                     Date
         ---------                        --------                     ----

/s/ Robert A. Bowman            President, Chief Executive         May 24, 2000
------------------------------  Officer and Director
Robert A. Bowman                (principal executive officer)

/s/ Katherine N. Vick           Executive Vice President and       May 24, 2000
------------------------------  Chief Financial Officer
Katherine N. Vick               (principal financial and
                                accounting officer)

/s/ Darryl Peck                 Chairman of the Board              May 24, 2000
------------------------------
Darryl Peck

/s/ Charles H. Jackson, IV      Director                           May 24, 2000
------------------------------
Charles H. Jackson, IV

/s/ William H. Lane, III        Director                           May 24, 2000
------------------------------
William H. Lane, III

/s/ Michael Murray              Director                           May 24, 2000
------------------------------
Michael Murray

/s/ James E. Preston            Director                           May 24, 2000
------------------------------
James E. Preston

                                  EXHIBIT INDEX

 Exhibit
 Number   Description
 ------   -----------

   4.1    Restated Certificate of Incorporation of the Registrant
          (Previously filed with the SEC as exhibit 4.2 to, and incorporated herein by reference from, our Registration Statement filed on Form S-8, File No. 333-64403)

   4.2 Restated By-laws of the Registrant (Previously filed with the SEC as exhibit 3.1 to, and incorporated herein by reference from, our Quarterly report on Form 10-Q for the quarter ended November 30,
          1999)

   4.3 Form of Common Stock Certificate (Previously filed with the SEC as exhibit 4.1 to, and incorporated herein by reference from, our Registration Statement filed on Form S-1, File No. 333-55819)

   4.4 Form of Subscription Agreement dated as of March 10, 2000 among the Registrant and the investors named therein.

   4.5 Registration Rights Agreement dated as of March 10, 2000 among the Registrant and the investors named therein.

   5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality.

   23.1   Consent of KPMG LLP.

   23.2 Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).

   24.1   Power of Attorney (included on signature page).